Filed pursuant to Rule 433
Registration Nos. 333-132370 and
333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2007-MTNDD047,

Subject to Completion, Dated February 8, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes

Based Upon the Levels of One-Month U.S. Dollar LIBOR and the SIFMA Municipal Swap Index (formerly known as the BMA Municipal Swap Index)

Due 2017

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

February 8, 2007

Principal-Protected Notes Based Upon the

Levels of One-Month U.S. Dollar LIBOR and the

SIFMA Municipal Swap Index (formerly known as the

BMA Municipal Swap Index)

Due 2017

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in “Preliminary Terms” below.

How The Notes Work

Principal-Protected Notes Based Upon the Levels of One-Month U.S. Dollar LIBOR and the SIFMA Municipal Swap Index (formerly known as the BMA Municipal Swap Index) (the “Notes”) offer investors the safety of 100% principal protection at maturity and the potential for periodic income. Instead of paying periodic interest at a fixed rate of interest, the semi-annual interest payments on these Notes are variable and may be zero, but not less than zero. The level of periodic income these Notes produce, if any, is based on the weekly levels of One-Month U.S. Dollar LIBOR and the SIFMA Municipal Swap Index. The interest rate on the Notes is reset semi-annually and is calculated by adding a Fixed Component of approximately 7.50% to 8.50% (to be determined on the Pricing Date) per annum to a Variable Component that may be positive, zero or negative. The Variable Component is the difference between 65% of the average One-Month U.S. Dollar LIBOR rate, which we refer to as the Adjusted Average One-Month U.S. Dollar LIBOR Rate, and the Average SIFMA Index Value, which difference we refer to as the LIBOR-SIFMA Spread. The LIBOR-SIFMA Spread is then multiplied by a leverage factor of ten. The average One-Month U.S. Dollar LIBOR rate, for any Interest Period, will equal the daily weighted average of the weekly One-Month U.S. Dollar LIBOR rates. The Average SIFMA Index Value, for any Interest Period, will equal the weighted average of the weekly SIFMA Municipal Swap Index value. The weighted average of each of the weekly One-Month U.S. Dollar LIBOR rate and the SIFMA

Municipal Swap Index value will equal i) the sum of x) each of the relevant rates reported for an Interest Period multiplied by y) the number of days such rate is in effect, divided by ii) the total number of days in that Interest Period.

The strategy on which the interest rate formula is based seeks to benefit from a positive spread between interest rates on taxable securities and interest rates on tax-exempt securities. The strategy assumes that U.S. dollar LIBOR is representative of interest rates payable on taxable securities and that the SIFMA Municipal Swap Index is representative of interest rates payable on tax-exempt securities. It also assumes that the tax-exempt interest rate for any given maturity will equal 65% of the taxable interest rate, based on a tax rate of 35%, and that investors will be indifferent to investing in taxable or tax-exempt securities. However, this assumed relationship is not observed as one extends out in maturity because of the supply and demand dynamics of the municipal securities market. The majority of investors in the municipal securities market are individual investors looking for short-term securities while the majority of municipal borrowers in this market require long-term funds. Consequently, borrowers in the long-term municipal securities market generally have to pay a yield greater than 65% of the taxable interest rate. The approximate 10-year maturity and the interest rate formula of the Notes seek to benefit from the greater yield potentially available on longer-dated tax-exempt securities. The Fixed Component includes an assumed premium of the 10-year tax-exempt interest rate over the short-term tax-exempt interest rate. The Notes are not tax-exempt securities.

If the Average SIFMA Index Value is equal to 65% of the Average One-Month U.S. Dollar LIBOR Rate for the relevant semi-annual Interest Period, the Notes will accrue interest at a rate of approximately 7.50% to 8.50% (to be determined on the Pricing Date) per annum. If the Average SIFMA Index Value is less than 65% of the Average One-Month U.S. Dollar LIBOR Rate, the Notes will accrue interest at a rate of more than 7.50% to 8.50% (to be determined on the Pricing Date) per annum in that Interest Period. If the Average SIFMA Index Value is greater than 65% of the Average One-Month U.S. Dollar LIBOR Rate, the Notes will accrue interest at a rate of less than 7.50% to 8.50% (to be determined on the Pricing Date) per annum and may not accrue any interest at all in that Interest Period.

The Notes are variable rate securities issued by Citigroup Funding Inc. that have a maturity of approximately ten years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus accrued unpaid interest, if any, due at maturity.

These Notes are not a suitable investment for investors who require regular fixed income payments since the semi-annual interest payments are variable and may be zero. These

Notes may be an appropriate investment for the following types of investors:

■	Investors expecting interest rates on short-term tax-exempt securities, as represented by the Average SIFMA Index Value, to be equal to or less than 65% of the interest rates on short-term taxable securities, as represented by the Average One-Month U.S. Dollar LIBOR Rate.

■	Investors looking for a principal-protected instrument with the potential for current income but who are willing to forgo current income if the LIBOR-SIFMA Spread is approximately –0.75% to –0.85% (to be determined on the Pricing Date) or more for the relevant Interest Period.

■	Investors who seek to add a structured-interest-rate investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon the Levels of One-Month U.S. Dollar LIBOR and the SIFMA Municipal Swap Index Due 2017
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee
Principal Protection:	100% if held on the Maturity Date
Pricing Date:	, 2007
Issue Date:	, 2007
Issue Price:	100% of the principal amount, or prices otherwise negotiated but not less than 98% of the principal amount
Maturity Date:	Approximately ten years after the Issue Date
Interest Rate:	Fixed Component + Variable Component, with a minimum interest rate of 0.00% as calculated for each relevant Interest Period
Fixed Component:	Approximately 7.50% to 8.5% (to be determined on the Pricing Date) per annum
Variable Component:	Leverage Factor x ((0.65 x Average One-Month U.S. Dollar LIBOR Rate) – (Average SIFMA Index Value)), which may be positive, zero or negative
Leverage Factor:	10
Interest Period:	Each six-month period from and including the Issue Date or an Interest Payment Date to but excluding the next Interest Payment Date or the Maturity Date
Interest Payment Date:	Semi-annually on each and , commencing on , 2007 and ending on the Maturity Date
Payment at Maturity:	For each US$1,000 note, US$1,000 plus accrued and unpaid interest, if any
One-Month U.S. Dollar LIBOR:	The weekly rate for one-month U.S. dollar LIBOR reported by Reuters on page “LIBOR01” (or any successor page) on each Wednesday at 11:00 am (London time). For each Wednesday where the weekly one-month U.S. dollar LIBOR is unavailable, the immediately preceding available rate for weekly one-month U.S. dollar LIBOR will be used.
Average One-Month U.S. Dollar LIBOR Rate:	The daily weighted average of the weekly One-Month U.S. Dollar LIBOR rate, which is calculated as follows: i) the sum of x) each applicable One-Month U.S. Dollar LIBOR Rate reported for an Interest Period multiplied by y) the number of days such One-Month U.S. Dollar LIBOR Rate is in effect, divided by ii) the total number of days in that Interest Period.
Adjusted Average One-Month U.S. Dollar LIBOR Rate:	65% of the Average One-Month U.S. Dollar LIBOR Rate.
SIFMA Municipal Swap Index:	Weekly high-grade market index comprised of tax-exempt variable-rate demand obligations from a database kept by Municipal Market Data of more than 15,000 active variable-rate demand obligation issues, available on Bloomberg under MUNIPSA INDEX <GO>
Average SIFMA Index Value:	Daily weighted average of the weekly SIFMA Municipal Swap Index value, which is calculated as follows: i) the sum of x) each applicable SIFMA Municipal Swap Index value reported for an Interest Period multiplied by y) the number of days such SIFMA Municipal Swap Index value is in effect, divided by ii) the total number of days in that Interest Period.
LIBOR-SIFMA Spread:	The difference between the Adjusted Average One-Month U.S. Dollar LIBOR Rate and the Average SIFMA Index Value for each Interest Period
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citigroup Financial Products Inc.

Benefits of the Notes

■	Potential for Periodic Interest Payments

If the Average SIFMA Index Value is equal to 65% of the Average One-Month U.S. Dollar LIBOR Rate, the Notes will accrue interest at a rate of approximately 7.50% to 8.50% (to be determined on the Pricing Date) per annum for that Interest Period. If the Average SIFMA Index Value is less than 65% of the Average One-Month U.S. Dollar LIBOR Rate, the Notes will accrue interest at a rate of more than 7.50% to 8.50% (to be determined on the Pricing Date) per annum for that Interest Period. However, if the Average SIFMA Index Value is greater than 65% of the Average One-Month U.S. Dollar LIBOR Rate, the Notes will accrue interest at a rate of less than 7.50% to 8.50% (to be determined on the Pricing Date) per annum and may not accrue any interest at all in that Interest Period.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold. However, if you sell your Notes in the secondary market prior to maturity you may receive less than your initial investment, as the Notes are not principal protected prior to maturity.

Key Risk Factors for the Notes

■	Possibility of No Interest for Any Given Interest Period

If the Average SIFMA Index Value exceeds 65% of the Average One-Month U.S. Dollar LIBOR Rate by approximately 0.75% to 0.85% (to be determined on the Pricing Date) or more for the relevant Interest Period, you will receive no interest payment for that Interest Period.

■	Leverage Factor May Substantially Reduce Interest Rate and May Lead to Pricing Fluctuations

In calculating the semi-annual interest payment, the LIBOR-SIFMA Spread is multiplied by a Leverage Factor of 10. If the LIBOR-SIFMA Spread is negative, the application of the Leverage Factor could result in the interest rate on the Notes for any period being substantially lower than the Fixed Component, which could negatively impact the market value of the Notes, even in cases where the negative LIBOR-SIFMA Spread is relatively small.

■	Potential for a Lower Comparable Yield

The Interest Rate is linked to the One-Month U.S. Dollar LIBOR rate and the SIFMA Municipal Swap Index value, both of which will fluctuate in response to market conditions. If the SIFMA Municipal Swap Index value is consistently higher than         % of the adjusted weekly One-Month U.S. Dollar LIBOR rate, the effective yield on the Notes will be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the weekly One-Month U.S. Dollar LIBOR rate and the SIFMA Municipal Swap Index value, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products Inc. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through trading in instruments, such as options, swaps or futures, based on One-Month U.S. Dollar LIBOR or the SIFMA Municipal Swap Index by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Interest Rate will be determined by reference to the weekly One-Month U.S. Dollar LIBOR rates and the weekly SIFMA Municipal Swap Index Value.

One-Month U.S. Dollar LIBOR

General

One-Month U.S. Dollar LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The weekly One-Month U.S. Dollar LIBOR rate is the rate reported by Reuters on page “LIBOR01,” or any successor page, at 11:00 am (London time) each Wednesday.

Historical Data on the Weekly One-Month U.S. Dollar LIBOR Rate

The following table sets forth, for each of the periods indicated, the high and the low level of the weekly One-Month U.S. Dollar LIBOR rate, as reported on Reuters. The historical performance of the weekly One-Month U.S. Dollar LIBOR rate should not be taken as an indication of the future performance of the weekly One-Month U.S. Dollar LIBOR rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the weekly One-Month U.S. Dollar LIBOR rate during any period set forth below is not an indication that the weekly One-Month U.S. Dollar LIBOR rate is more or less likely to increase or decrease at any time over the term of the Notes.

	First Quarter		Second Quarter	Third Quarter	Fourth Quarter
2002	High Low	1.90 1.73	1.87 1.84	1.84 1.78	1.83 1.38
2003	High Low	1.38 1.27	1.33 1.02	1.12 1.10	1.17 1.12
2004	High Low	1.11 1.09	1.37 1.10	1.84 1.35	2.42 1.84
2005	High Low	2.86 2.40	3.34 2.89	3.84 3.34	4.39 3.89
2006	High Low	4.83 4.40	5.35 4.84	5.40 5.32	5.35 5.32
2007	High	5.32
(through January 31, 2007)	Low	5.32

The weekly One-Month U.S. Dollar LIBOR rate reported by Reuters on LIBOR01 at 11:00 am (London time) on January 31, 2007 was 5.32%.

Historical Graph

The following graph shows the weekly One-Month U.S. Dollar LIBOR rate in the period from January 1997 through January 31, 2007 using historical data obtained from Reuters. Past movements of the weekly One-Month U.S. Dollar LIBOR rate are not indicative of future values of the weekly One-Month U.S. Dollar LIBOR rate.

The SIFMA Municipal Swap Index

General

The SIFMA Municipal Swap Index (formerly known as the BMA Municipal Swap Index) is a weekly high-grade market index comprised of tax-exempt variable-rate demand obligations (“VRDOs”) from a database kept by Municipal Market Data (“MMD”) of more than 15,000 active VRDO issues. The SIFMA Municipal Swap Index is calculated on a weekly basis, and released to subscribers on Thursday. The actual number of issues that make up the SIFMA Municipal Swap Index will vary in time as issues mature or are called, converted, or newly issued. In addition, if changes occur which violate the criteria or calculation methods of the SIFMA Municipal Swap Index, an issue will be dropped. The qualification criteria for the SIFMA Municipal Swap Index have been established by a subcommittee of The Securities Industry and Financial Markets Association (formerly The Bond Market Association). Typically, the SIFMA Municipal Swap Index has included 650 issues in any given week.

Unless otherwise stated, we have derived all information regarding the SIFMA Municipal Swap Index (or, where relevant, the BMA Municipal Swap Index) including its composition, method of calculation and changes in components, from publicly available sources and other sources we believe to be reliable.

Historical Data on the SIFMA Municipal Swap Index

The following table sets forth, for each of the periods indicated, the high and the low values of the SIFMA Municipal Swap Index (or, where relevant, the BMA Municipal Swap Index), as reported by MMD. The historical performance of the SIFMA Municipal Swap Index should not be taken as an indication of the future performance of the SIFMA Municipal Swap Index during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the SIFMA Municipal Swap Index during any period set forth below is not an indication that the SIFMA Municipal Swap Index is more or less likely to increase or decrease at any time over the term of the Notes.

	First Quarter		Second Quarter	Third Quarter	Fourth Quarter
2002	High Low	1.48 1.08	1.68 1.15	1.68 1.09	1.85 1.01
2003	High Low	1.15 0.95	1.36 0.98	1.08 0.70	1.23 0.92
2004	High Low	1.03 0.87	1.09 1.01	1.69 1.00	1.99 1.43
2005	High Low	2.28 1.48	3.00 2.09	2.75 1.97	1.99 1.43
2006	High Low	3.22 2.93	3.97 3.06	3.74 3.35	3.91 3.37
2007	High	3.63
(through January 31, 2007)	Low	3.45

The SIFMA Municipal Swap Index value reported by MMD on January 31, 2007 was 3.50.

Historical Graph

The following graph shows the SIFMA Municipal Swap Index (or, where relevant, the BMA Municipal Swap Index) value in the period from January 1997 through January 31, 2007 using historical data obtained from Bloomberg.

Past movements of the SIFMA Municipal Swap Index value are not indicative of future values of the SIFMA Municipal Swap Index.

Hypothetical Interest Payment Examples

The following examples are for the purposes of illustration only and would provide different results if different assumptions were applied. These examples are not intended to illustrate a complete range of possible interest payments. The actual amount you will receive on an Interest Payment Date will depend on the actual Interest Rate calculation, which, in turn, will depend on the actual Average One-Month U.S. Dollar LIBOR Rate and the actual Average SIFMA Index Value determined by the calculation agent for the Interest Period ending on that Interest Payment Date as provided in the preliminary pricing supplement related to this offering.

Set forth below are four examples of hypothetical interest payment calculations for an Interest Payment Date per each $1,000 principal amount per Note based on the following assumptions:

■	Hypothetical Average One-Month U.S. Dollar LIBOR Rate: 5.30%
■	Hypothetical Fixed Component: 8.00%
■	Hypothetical Average SIFMA Index Values as indicated in each example:

Example 1    Hypothetical Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65 exceeds the Hypothetical Average SIFMA Index Value by 0.20%:

Hypothetical Level of Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65: 3.445%

Hypothetical Level of the Average SIFMA Index Value: 3.245%

Interest Rate = 8.00% + 10 x (0.65 x 5.30% – 3.245%) = 10.00% per annum

Semi-annual Interest Payment (per unit) = $1,000 x 10% x (180/360) = $50

Example 2    Hypothetical Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65 equals the Hypothetical Average SIFMA Index Value:

Hypothetical Level of Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65: 3.445%

Hypothetical Level of the Average SIFMA Index Value: 3.445%

Interest Rate = 8.00% + 10 x (0.65 x 5.30% – 3.445%) = 8% per annum

Semi-annual Interest Payment (per unit) = $1,000 x 8% x (180/360) = $40

Example 3    Hypothetical Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65 is 0.50% below the Hypothetical Average SIFMA Index Value:

Hypothetical Level of Adjusted Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65:

3.445%

Hypothetical Level of the Average SIFMA Index Value: 3.945%

Interest Rate = 8.00% + 10 x (0.65 x 5.30% – 3.945%) = 3.00% per annum

Semi-annual Interest Payment (per unit) = $1,000 x 3.00 % x (180/360) = $15.00

Example 4    Hypothetical Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65 is 0.80% below the Hypothetical Average SIFMA Index Value:

Hypothetical Level of Average One-Month U.S. Dollar LIBOR Rate multiplied by 0.65: 3.445%

Hypothetical Level of the Average SIFMA Index Value: 4.245%

Interest Rate = 8.00% + 10 x (0.65 x 5.30% – 4.245%) = 0.00% per annum

Semi-annual Interest Payment (per unit) = $1,000 x 0.00% x (180/360) = $0

Hypothetical Examples Summary

	Example 1	Example 2	Example 3	Example 4
Average One-Month LIBOR	5.30%	5.30%	5.30%	5.30%
Average SIFMA Index	3.245%	3.445%	3.945%	4.245%
Annual Interest Rate for the six month Interest Period	10.00%	8.00%	3.00%	0.00%

Hypothetical Historical Interest Rate Examples

The following graph shows hypothetical historical examples of the calculation of the Interest Rate. For purposes of this graph, we have assumed a Fixed Component equal to 8.00%. Although we have used historical data on the SIFMA Municipal Swap Index and the One-Month U.S. Dollar LIBOR, the hypothetical historical Interest Rates were generated by the retroactive application of the Interest Rate formula (including the adjustment of One-Month U.S. Dollar LIBOR figures) applicable to the Notes and do not represent actual interest payments since the Notes were not yet issued. This graph is for the purpose of illustration only and is not intended to be indicative of future levels of the Average One-Month LIBOR, the Average SIFMA Index Value or the LIBOR-SIFMA Spread or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical Interest Rates in any period set forth below is not an indication that the Interest Rate payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes. The actual interest payments, if any, will depend on the actual Interest Rate for each Interest Period which, in turn, will depend on the actual LIBOR-SIFMA Spread for each Interest Period. These hypothetical historical Interest Rate examples and the hypothetical interest payment examples presented on the previous page, as well as the historical data used by the calculation agent and the calculations used to determine those values, have not been reviewed or verified by an independent third party.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine tax consequences particular to their situation.

■	Any payments of stated interest on the Notes will be taxable to a U.S. holder as ordinary interest at the time such payments are accrued or received.

■

Any gain or loss upon the sale or disposition of the Note will be capital gain or loss equal to the difference between the amount realized on the sale or disposition (less any accrued stated interest, which will be taxable as such) and the U.S. holder’s tax basis in such Note. Such gain or loss will be long-term capital gain or loss if the holder has held the Note for more than one year at the time of disposition.

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder, and such gain is not realized by an individual that is present in the United States for 183 days or more in the taxable year of the sale or disposition.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If a rate for One-Month U.S. Dollar LIBOR is not published on “LIBOR01,” or any successor page thereto, the Calculation Agent may determine a rate for One-Month U.S. Dollar LIBOR in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Determination of One-Month U.S. Dollar LIBOR” in the preliminary pricing supplement for more information.

If MMD discontinues production of the SIFMA Municipal Swap Index, the Calculation Agent may determine a successor or substitute index or the value that is to be used in computing the value of the index in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Discontinuance of the SIFMA Municipal Swap Index” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2007 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.